Uf 3/10/04

A+ 3/9/2004**

SECURI 04002916 MISSION
... ...ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33047

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Magellan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20610 Harper Avenue
(No. and Street)

Harper Woods, (City) MI (State) 48225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry M. Laymon 313-884-8334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Perrin, Fordree & Company, P.C. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

901 Wilshire Dr., Suite 400 (Address) Troy, (City) MI (State) 48084 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. 181 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

B 3/12

OATH OR AFFIRMATION

I, Terry M. Laymon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Magellan Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Terry M. Laymon
Signature

Title

Tamara A. Hendel
Notary Public

TAMARA A. HENDEL
Notary Public, Wayne County, MI
Acting in Wayne Co., MI
My Commission Expires 01/27/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGELLAN SECURITIES, INC.

FINANCIAL STATEMENTS WITH ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

MAGELLAN SECURITIES, INC.

FINANCIAL STATEMENTS
WITH
ADDITIONAL INFORMATION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

MAGELLAN SECURITIES, INC.
- CONTENTS -

Edward J. Phillips, CPA
Robert S. Gigliotti, CPA
Ronald H. Frechen, CPA
Robert E. Hagedorn, CPA
Thomas W. Larson, M.A.
Roger G. Zulauf, CPA
Judith K. Caldwell, CPA
Garrett P. Klein, CPA
Michael J. Mayette, CPA
Sandra L. Gohlke, CPA

PERRIN FORDREE & COMPANY P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of:

American Institute of CPAs
Michigan Association of CPAs
Registered Investment Advisors
INTEGRA® INTERNATIONAL®

Independent Auditors' Report

To the Board of Directors
Magellan Securities, Inc.
Harper Woods, Michigan

We have audited the accompanying statement of financial condition of **MAGELLAN SECURITIES, INC.** as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MAGELLAN SECURITIES, INC.** at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital on Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perrin, Fordree + Company, P.C.

PERRIN, FORDREE & COMPANY, P.C.

Troy, Michigan
January 19, 2004

901 Wilshire Drive, Suite 400, Troy, Michigan 48084, telephone 248.362.3600, fax 248.362.4707, www.perrinfordree.com

MAGELLAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2003	DECEMBER 31, 2002
CURRENT ASSETS:		
Cash	$ 12,910	$ 12,806
Cash - restricted	15,000	15,000
Commissions receivable	18,639	83,384
Deferred taxes	3,600	3,958
Total current assets	50,149	115,148
PROPERTY AND EQUIPMENT:		
Office equipment	1,419	1,419
Less accumulated depreciation	(1,419)	(1,419)
Net property and equipment	-	-
Total assets	$ 50,149	$ 115,148

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES:		
Commissions payable	$ 16,309	$ 72,961
Accounts payable	20,000	24,000
Total current liabilities	36,309	96,961
STOCKHOLDERS' EQUITY:		
Common stock - $1 par value:		
Authorized - 50,000 shares		
Issued and outstanding - 3,825 shares	3,825	3,825
Retained earnings	10,015	14,362
Total stockholders' equity	13,840	18,187
Total liabilities and stockholders' equity	$ 50,149	$ 115,148

The accompanying notes are an integral part of the financial statements.

MAGELLAN SECURITIES, INC.
STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31,	
	2003	2002
REVENUES - commissions	$ 672,712	$ 533,639
EXPENSES:		
Commission expense	569,674	428,598
Other operating expenses	107,412	102,025
	677,086	530,623
INCOME (LOSS) FROM OPERATIONS	(4,374)	3,016
OTHER INCOME - interest	385	296
INCOME (LOSS) BEFORE INCOME TAXES	(3,989)	3,312
INCOME TAXES	358	532
NET INCOME (LOSS)	$ (4,347)	$ 2,780

The accompanying notes are an integral part of the financial statements.

MAGELLAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	$1 PAR VALUE COMMON STOCK		
	NUMBER OF SHARES	VALUE	RETAINED EARNINGS
BALANCE - January 1, 2002	3,825	$ 3,825	$ 11,582
NET INCOME FOR THE YEAR	-	-	2,780
BALANCE - December 31, 2002	3,825	3,825	14,362
NET LOSS FOR THE YEAR	-	-	(4,347)
BALANCE - December 31, 2003	3,825	$ 3,825	$ 10,015

The accompanying notes are an integral part of the financial statements.

MAGELLAN SECURITIES, INC.
STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2003	YEAR ENDED DECEMBER 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$ 737,457	$ 490,195
Cash paid to suppliers and representatives	(737,380)	(482,142)
Interest received	385	296
Income taxes received (paid)	(358)	234
NET CASH FROM OPERATING ACTIVITIES	104	8,583
CASH:		
BALANCE - beginning of year	27,806	19,223
BALANCE - end of year	$ 27,910	$ 27,806

RECONCILIATION OF NET INCOME TO NET CASH FROM OPERATING ACTIVITIES

	2003	2002
NET INCOME (LOSS)	$ (4,347)	$ 2,780
Changes in assets and liabilities which increase (decrease) cash flows:		
Commissions receivable	64,745	(43,210)
Accounts payable and commissions payable	(60,652)	48,481
Income taxes payable	358	532
Total adjustments	4,451	5,803
NET CASH FROM OPERATING ACTIVITIES	$ 104	$ 8,583

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Magellan Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization

Magellan Securities, Inc. (the Company) was incorporated on December 18, 1984, under the laws of the State of Michigan. The Company is a registered securities broker/dealer that places customer trades through a clearing broker or directly with mutual funds. The Company does not carry customer accounts or hold securities.

Basis of Accounting

The Company utilizes the accrual basis of accounting in which revenues and expenses are recorded in the period earned or incurred, rather than when received or paid, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes commercial checking and savings accounts with maturities of three months or less.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is computed using the accelerated methods over the estimated useful class life of the assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes - continued

Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Temporary differences giving rise to the deferred tax asset consist of net operating loss carryforwards and cash basis method of accounting used for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH - RESTRICTED:

Magellan Securities, Inc. is required to maintain an escrow deposit account with its correspondent broker/dealer to assure the performance of the obligations of the Company under the terms of their agreement.

NOTE 3 - NET CAPITAL:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2003 and 2002, the Company's net capital was $13,840 and $18,187, respectively. Minimum required net capital is $5,000, and the ratio of the Company's aggregate indebtedness to the Company's net capital is approximately 2.6 to 1 and 5.3 to 1, respectively.

NOTE 4 - INCOME TAXES:

The components of income tax expense are as follows for the years ended December 31:

	2003	2002
Federal income tax currently payable	$ -	$ 234
Deferred income tax - change	358	298
	$ 358	$ 532

As of December 31, 2003 and 2002, the components of deferred income taxes consisted of the following:

	2003	2002
Cash basis adjustment	$ 2,650	$ 2,036
Net operating loss carryforward	950	1,922
Total	$ 3,600	$ 3,958

The Company has available at December 31, 2003, unused operating loss carryforwards in the amount of $6,320, which may be applied against future taxable income, that expire December 31, 2017.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of primarily individual investors. The transactions are executed with brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to a clearing broker/dealer on a fully disclosed basis.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK-CONTINUED:

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral held by the clearing broker at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 6 - CONCENTRATION OF CREDIT RISK:

The Company maintains its cash account in a commercial bank located in Michigan. The account is guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2003 and 2002, the total balance was insured.

NOTE 7 - CONTINGENCIES:

Legal actions and other claims could be asserted against the Company. Litigation is subject to many uncertainties. Magellan could be obligated to pay a fine of $20,000. Magellan's possible liability is joint and several, and Magellan's joint obligor will, if need be, assume responsibility for paying the fine.

The Company and its President are the subject of a NASD enforcement action. The NASD has offered to resolve the matter with a bar for the President and a $17,500 fine to the Company.

MAGELLAN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	DECEMBER 31, 2003	DECEMBER 31, 2002
NET CAPITAL:		
Total stockholders' equity qualified for net capital	$ 13,840	$ 18,187
Add allowable credits	-	-
Total capital and allowable credits	13,840	18,187
Deduct non-allowable assets	-	-
Net capital before haircuts on securities positions	13,840	18,187
Less haircuts on securities positions	-	-
Net capital	$ 13,840	$ 18,187
AGGREGATE INDEBTEDNESS:		
Items included in the balance sheet:		
Commissions payable	$ 16,309	$ 72,961
Other accounts payable and accrued expenses	20,000	24,000
Total aggregate indebtedness	$ 36,309	$ 96,961
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of):		
Company (6.67% of total aggregate indebtedness)	$ 2,422	$ 6,427
Broker-dealer	5,000	5,000
	$ 5,000	$ 6,427
EXCESS NET CAPITAL	$ 8,840	$ 11,760
EXCESS NET CAPITAL AT 1000%	$ 10,209	$ 8,491
RATIO - AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.6 to 1	5.3 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA amended FOCUS report	$ 13,840	$ 18,187
Net capital per above	$ 13,840	$ 18,187

Edward J. Phillips, CPA
Robert S. Gigliotti, CPA
Ronald H. Frechen, CPA
Robert E. Hagedorn, CPA
Thomas W. Larson, M.A.
Roger G. Zulauf, CPA
Judith K. Caldwell, CPA
Garrett P. Klein, CPA
Michael J. Mayette, CPA
Sandra L. Gohlke, CPA

PERRIN FORDREE & COMPANY P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of:

American Institute of CPAs
Michigan Association of CPAs
Registered Investment Advisors
INTEGRA® INTERNATIONAL

Independent Auditors' Report on Internal Control

To the Board of Directors
Magellan Securities, Inc.
Harper Woods, Michigan

In planning and performing our audit of the financial statements of **MAGELLAN SECURITIES, INC.** (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance

901 Wilshire Drive, Suite 400, Troy, Michigan 48084, telephone 248.362.3600, fax 248.362.4707, www.perrinfordree.com

with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the accounting system and control procedures that we considered to be a material weakness as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report on such conditions does not modify our opinion dated January 19, 2004, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matters noted in the second preceding paragraph, the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Perrin, Fordree Company, P.C.

PERRIN, FORDREE & COMPANY, P.C.

Troy, Michigan
January 19, 2004